                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)


                          Professional Bancorp, Inc.
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                                (Name of Issuer)


                   Common Stock, par value $0.008 per share
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                         (Title of Class of Securities)


                                   743112104
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                                 (CUSIP Number)


                           Robert D. Rosenbaum, Esq.
                                Arnold & Porter
                             555 12th Street, N.W.
                            Washington, D.C.  20004

                                (202) 942-5000
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         (Name, Address, and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)


                               November 1, 1996
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3), or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1)   Name of Reporting Persons.
     S.S. or I.R.S. Identification No. of Above Persons:

     Robert H. Leshner
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2)   Check the Appropriate Box if a Member of a Group:
     (a)  [ ]
     (b)  [X]
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3)   SEC Use only
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4)   Source of Funds:  PF, OO
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5)   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):  [ ]
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6)   Citizenship or Place of Organization:  U.S.
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Number of Shares Beneficially Owned by Each Reporting Person with:

7)   Sole Voting Power:       117,416/1/
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8)   Shared Voting Power:
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9)   Sole Dispositive Power:  117,416/1/
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10)  Shared Dispositive Power:
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     117,416/1/
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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [  ]
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13)  Percent of Class Represented by Amount in Row (11):  8.0%
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14)  Type of Reporting Person:  IN
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/*/ 110,250 of these shares (7.47% of the class) are covered by a presently exercisable warrant.

                        AMENDMENT NO. 3 TO SCHEDULE 13D
                        -------------------------------


          The Schedule 13D, as amended, is hereby further amended as set forth below. Capitalized terms used herein without definition have the meanings set forth in the Schedule 13D, as amended.


Item 4.  Purpose of Transaction
         ----------------------

          Item 4 is amended by adding the following:

          As previously reported, the San Francisco FRB advised the Reporting Person in June 1996 that, in order to obtain relief from the 1992 Commitments (see Amendment No. 1 to the Schedule 13D and Exhibit 2 thereto), the Reporting Person would have to file a notice under the Change in Bank Control Act and receive clearance thereunder from the San Francisco FRB. The Reporting Person filed such a notice with the San Francisco FRB and, on November 1, 1996, the San Francisco FRB cleared the notice and released the Reporting Person from the 1992 Commitments. In taking this action, the San Francisco FRB relied upon commitments by the Reporting Person that he would not acquire more than 9.99 percent of the Issuer without the further approval of the Federal Reserve System and that the Reporting Person and Leshner Financial, Inc. would not exercise any voting or investment discretion over the shares of the Issuer held by their clients (although they would be free to advise their clients with respect to such shares).


Item 5.  Interest in Securities of the Issuer
         ------------------------------------

          Item 5 is amended by adding the following:

          The warrant dated December 31, 1992 that is held by the Reporting Person has been further adjusted by a 5 percent stock dividend declared by the Board of Directors of the Issuer. The warrant, as further adjusted, presently gives the holder the right to purchase 110,250 shares of the Issuer's common stock at an exercise price of approximately $12.70 per share.


                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:                    Robert H. Leshner



November 6, 1996         /s/ Robert H. Leshner
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